SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neuronetics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

64131A-10-5
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64131A-10-5	13G	Page 2

1	NAMES OF REPORTING PERSONS
GE Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
140,902 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
140,902 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,902 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.76% (See Item 4)

12	TYPE OF REPORTING PERSON
OO

CUSIP No. 64131A-10-5	13G	Page 3

1	NAMES OF REPORTING PERSONS
GE Ventures Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 64131A-10-5	13G	Page 4

1	NAMES OF REPORTING PERSONS
General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
140,902* (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
140,902* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,902* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.76% (See Item 4)

12	TYPE OF REPORTING PERSON
CO; HC

*Includes all shares of common stock of the Issuer beneficially owned by GE Ventures LLC and GE Ventures Limited.

Item 1(a).	Name of Issuer:

Neuronetics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3222 Phoenixville Pike, Malvern, PA  19355

Item 2(a).	Name of Person Filing:

This statement is being filed by each of:

GE Ventures LLC (“VenturesLLC”)
GE Ventures Limited (“VenturesLTD”)
General Electric Company (“GE”)

Each of VenturesLLC and VenturesLTD is a wholly-owned subsidiary of GE.

VenturesLLC, VenturesLTD and GE are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of VenturesLTD is 3220 Aviation House, Westpark, Shannon, County Clare, Ireland.  The principal business office of VenturesLLC is 3000 Sand Hill Road, Building 2 Suite 160, Menlo Park, CA 94025.  The principal business office of GE is 5 Necco Street, Boston, MA  02210.

Item 2(c).	Citizenship:

VenturesLLC is Delaware limited liability company.  VenturesLTD is organized under the law of Ireland.  GE is a New York corporation.

Item 2(d).	Title and Class of Securities:

Common Stock, $0.01 par value per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

64131A-10-5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2019, are incorporated by reference.

As of December 31, 2019, GE beneficially owned in the aggregate 140,902 shares of Common Stock, which were directly owned by VenturesLLC, representing approximately 0.76% of the shares of Common Stock outstanding (based on 18,632,268 shares outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2019, for the quarterly period ended September 30, 2019).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

GE VENTURES LLC

	By:	/s/ Kelly Warrick
		Name:	Kelly Warrick
		Title:	Authorized Signatory

GE VENTURES LIMITED

	By:	/s/ Kelly Warrick
		Name:	Kelly Warrick
		Title:	Authorized Signatory

GENERAL ELECTRIC COMPANY

	By:	/s/ Christoph A. Pereira
		Name:	Christoph A. Pereira
		Title:	Vice President, Chief Risk Officer and Chief Corporate Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 14, 2020, by and among the Reporting Persons